UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

The Standard Register Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

853887107

(CUSIP Number)

Fifth Third Bancorp

38 Fountain Square Plaza,

Cincinnati, Ohio 45263

(800) 972-3030

Attn: James R. Hubbard, Esq.

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853887107	13D	Page 2 of 13 pages

1	NAME OF REPORTING PERSONS: Fifth Third Bancorp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER:

1,033,444 shares of Common Stock and 430,603 shares of Class A Stock, which are convertible into an equal number of shares of Common Stock; each Class A share has the right to 5 votes

	8	SHARED VOTING POWER: 0 shares
9

SOLE DISPOSITIVE POWER:

1,033,444 shares of Common Stock and 430,603 shares of Class A Stock, which are convertible into an equal number of shares of Common Stock; each Class A share has the right to 5 votes

	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,033,444 shares of Common Stock and 430,603 shares of Class A Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.7% (% of outstanding shares of Common Stock plus outstanding shares of Class A Stock, which are convertible into an equal number of shares of Common Stock)

14	TYPE OF REPORTING PERSON: HC

CUSIP No. 853887107	13D	Page 3 of 13 pages

1	NAME OF REPORTING PERSONS: Fifth Third Bank, an Ohio Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER:

1,033,444 shares of Common Stock and 430,603 shares of Class A Stock, which are convertible into an equal number of shares of Common Stock; each Class A share has the right to 5 votes

	8	SHARED VOTING POWER: 0 shares
9

SOLE DISPOSITIVE POWER:

1,033,444 shares of Common Stock and 430,603 shares of Class A Stock, which are convertible into an equal number of shares of Common Stock; each Class A share has the right to 5 votes

	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,033,444 shares of Common Stock and 430,603 shares of Class A Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.7% (% of outstanding shares of Common Stock plus outstanding shares of Class A Stock, which are convertible into an equal number of shares of Common Stock)

14	TYPE OF REPORTING PERSON: BK

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2008 and Amendment No. 1 to Schedule 13D filed with the SEC on April 23, 2009 by (i) Fifth Third Bancorp, an Ohio corporation (“Bancorp”), (ii) Fifth Third Bank, an Ohio banking corporation (“Fifth Third Bank”); (iii) Fifth Third Bank, a Michigan banking corporation (“Fifth Third Michigan”); (iv) Fifth Third Asset Management, Inc., an Ohio corporation that is registered as an investment adviser (“Fifth Third Asset”), and (v) Fifth Third Securities, Inc., an Ohio corporation that is registered as a broker dealer (“Fifth Third Securities”), with respect to the common stock, $1.00 par value per share (the “Common Stock”), of The Standard Register Company, an Ohio corporation (the “Company”), the principal executive offices of which are located at 600 Albany Street, Dayton, Ohio 45408.

In addition to the Common Stock, the Company has outstanding a class of stock called “Class A Stock,” $1.00 par value per share. Each share of Class A Stock entitles the holder to cast five votes on matters submitted to the holders of Common Stock and Class A Stock, who vote as a single class. Each share of Class A Stock is convertible into one share of Common Stock.

This Amendment No. 2 to Schedule 13D is being filed by Bancorp and Fifth Third Bank (collectively referred to herein as the “Reporting Persons”) to report their beneficial ownership of Common Stock, as described below. Effective as of September 30, 2009, Fifth Third Michigan merged with and into Fifth Third Bank. Fifth Third Asset and Fifth Third Securities reported in Amendment No. 1 to Schedule 13D that they had each ceased to be a beneficial owner of Common Stock. Consequently, Fifth Third Michigan, Fifth Third Asset and Fifth Third Securities are no longer reporting persons under this Schedule 13D.

Item 2. Identity and Background.

(a)-(c), (f) This Amendment No. 2 to Schedule 13D is filed jointly by the Reporting Persons. Fifth Third Bank is a wholly owned subsidiary of Bancorp. The address of the principal business office of Bancorp and Fifth Third Bank is 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

Fifth Third Bank serves as trustee of a testamentary trust (the “WCS Testamentary Trust”) established under the will of William C. Sherman, deceased. The income beneficiary of the WCS Testamentary Trust is Helen Margaret Hook Clarke. The WCS Testamentary Trust holds an aggregate of 519,062 shares of Common Stock and 216,278 shares of Class A Stock. As trustee, Fifth Third Bank has sole voting and dispositive power with respect to these shares of Common Stock and Class A Stock.

Fifth Third Bank also serves as trustee under an inter-vivos trust established by a trust indenture executed on December 29, 1939 by William C. Sherman (the “WCS Trust,” and

together with the WCS Testamentary Trust, the “Trusts”). The income beneficiaries under the WCS Trust are Helen Margaret Hook Clarke and the children of John Q. Sherman. The WCS Trust holds an aggregate of 514,382 of Common Stock and 214,325 shares of Class A Stock. As trustee, Fifth Third Bank has sole voting and dispositive power with respect to these shares of Common Stock and Class A Stock .

The information called for by this Item with respect to each of the executive officers and directors of the Reporting Persons is provided on Exhibit 2 attached hereto. Each of these executive officers and directors is a citizen of the United States.

(d)-(e) During the last five years, except as described in the following paragraph, none of (i) the Reporting Persons or (ii) the persons listed on Exhibit 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On November 22, 2011, the SEC issued an Order that Bancorp cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Securities Exchange Act of 1934, as amended, and SEC Regulation FD, 17 C.F.R. § 243.100, et seq. The Order arose out of Bancorp’s selective to certain investors that it would be redeeming a class of its trust preferred securities in violation of Regulation FD. The Order issued following Bancorp’s submission of an Offer of Settlement which the SEC determined to accept.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons have beneficial ownership of the Common Stock and Class A Stock reported to be beneficially owned by them in this Schedule 13D through fiduciary accounts. As a result, the Reporting Persons acquired their beneficial ownership of the Common Stock reported in Item 5 by being trustee of a trust into which the settlor transferred the Common Stock.

Item 4. Purpose of Transaction.

A. The Voting Agreement and the Shareholders Agreement

Voting Agreement. On August 1, 2013, the Company acquired 100% of the issued and outstanding membership interests of WorkflowOne LLC (“Workflow”) for a purchase price of $1.00 plus the assumption by the Company of certain indebtedness of Workflow (the “Acquisition”). In connection with the Acquisition, the Company has granted warrants to purchase Common Stock of the Company (the “Warrants”) to certain of Workflow’s lenders in exchange for partial forgiveness of Workflow’s indebtedness to such lenders. The exercise of the

Warrants is subject to approval by the Company’s shareholders, as required under applicable rules of The New York Stock Exchange.

As a condition to the Acquisition, the Trusts were required to enter into a Voting Agreement (the “Voting Agreement”), dated as of August 1, 2013, with the Company, Silver Point Capital, L.P., as Lenders’ Representative (as defined in the Voting Agreement), and the John Q. Sherman Trust (as defined in Item 5 below). The Voting Agreement is included with this filing as Exhibit 3. Pursuant to the Voting Agreement, the Trusts and the John Q. Sherman Trust have severally agreed to vote the shares of Common Stock and Class A Stock held by them at any meeting of shareholders of the Company, or to deliver executed written consents, (i) in favor of obtaining Company Shareholder Approval (as defined below), (ii) against any action or agreement submitted for the vote or written consent of the Company’s shareholders that is in opposition to, or competitive or inconsistent with, certain transactions that will take place in connection with the Acquisition, and (iii) against certain other transactions or actions described in the Voting Agreement.

For purposes of the Voting Agreement and the Shareholders Agreement described below, the term “Company Shareholder Approval” refers to the votes of the holders of securities of the Company which are required to approve certain transactions relating to the Acquisition, including (i) a proposal to amend the Company’s code of regulations to opt out of the Ohio Control Share Acquisition Act (O.R.C. §1701.831) (the “Opt Out Proposal”), (ii) a proposal to authorize the Company’s Board of Directors (the “Board”) to increase the number of directors and fill any vacancy created by such increase, and (iii) a proposal to approve the contemplated issuance of shares of Common Stock upon exercise of the Warrants. The Trusts and the John Q. Sherman Trust have appointed the Company, pursuant to the Voting Agreement, as the proxy for each of such trusts to secure performance of their respective obligations under the Voting Agreement with respect to the shares of Common Stock and Class A Stock held by them.

The Trusts and the John Q. Sherman Trust may be deemed to share voting power with the Company as a result of having appointed the Company as their proxy as to those matters.

Shareholders Agreement. As a further condition to the Acquisition, the Trusts and the John Q. Sherman Trust were required to enter into a Shareholders Agreement (the “Shareholders Agreement”), dated as of August 1, 2013, with the Company, Silver Point Capital, L.P (the “Minority Shareholder Representative”), and the Minority Shareholders (as defined in the Shareholders Agreement). The Shareholders Agreement is included as Exhibit 4 to this filing. Pursuant to the Shareholders Agreement, the Trusts and the John Q. Sherman Trust have severally agreed, if the Opt-Out Proposal is approved by the requisite vote of the Company’s shareholders or if the Voting Agreement is terminated in accordance with its terms (whichever occurs earlier), to (i) cause all shares of Common Stock and Class A Stock held by it to be present in person or by proxy at all meetings of shareholders of the Company for quorum purposes and (ii) vote all such shares in favor of any Minority Shareholder Designee (as defined in the Shareholders Agreement) nominated by the Company’s governance committee and against the removal of any Minority Shareholder Designee nominated by the Company’s governance committee. The Shareholders Agreement also provides that if any of the Trusts or the John Q. Sherman Trust (a “Tag-Along Seller”) proposes to transfer any of its shares of Common Stock or Class A Stock in a transaction that would result in a Change of Control Transaction (as defined in the Shareholders Agreement) (a “Tag-Along Sale”), each of the Minority Shareholders would then have the right to include a number of its shares of Common Stock or Warrants in the Tag-Along Sale for the same per share consideration and upon substantially similar terms and conditions to be paid to the Tag-Along Seller.

The Shareholders Agreement requires that the Company immediately cause two individuals designated by the Minority Shareholders (the “Minority Shareholder Observers”) to be observers on the Company’s Board. Following receipt of Company Shareholder Approval, the Company is required to increase the size of the Board by two directors and to cause the election of the Minority Shareholder Observers to be appointed as directors of the Company. If Company Shareholder Approval is not obtained within a specified period of time, the Company is obligated to take all commercially reasonable actions necessary to cause the election of two Minority Shareholder Observers, designated by the Minority Shareholder Representative, to the Board at the next annual meeting of shareholders or, if the Minority Shareholders no longer beneficially own, in the aggregate, 66% or more of the Minority Shares (as defined in the Shareholders Agreement), to take commercially reasonable actions to cause the election of one Minority Shareholder Observer, designated by the Minority Shareholder Representative, to the Board at the next annual meeting of shareholders. Thereafter, and for so long as the Minority Shareholders continue to beneficially own, in the aggregate, 66% or more of the Minority Shares, the Minority Shareholder Representative, on behalf of the Minority Shareholders, will have the right to designate two directors for election to the Board. If the Minority Shareholders beneficially own, in the aggregate, 10% or more of the Company’s outstanding Equity Securities of the Company (as defined in the Shareholders Agreement) or less than 10% of the outstanding Equity Securities but 33% or more of the Minority Shares, then the Minority Shareholder Representative, on behalf of the Minority Shareholders, will have the right to designate one director for election to the Board. If ownership by the Minority Shareholders of Equity Securities of the Company falls below certain specified thresholds one or both of the such designees may be required to resign from the Board.

The Shareholders Agreement terminates (a) upon the mutual written agreement of the Company and the Minority Shareholder Representative under the Shareholders Agreement or (b) at the first annual meeting following such time as the Minority Shareholder Representative, on behalf of the Minority Shareholders, no longer has the right to designate a member of the Board. With respect to any specific Minority Shareholder or Majority Shareholder (including each of the Trusts), the Shareholders Agreement will terminate as to such specific shareholder when such shareholder no longer owns any Equity Securities of the Company.

The Company has also entered into a Registration Rights Agreement, dated as of August 1, 2013, with the Trusts, the John Q. Sherman Trust and the Minority Shareholders, pursuant to which the Company has granted to these persons certain rights for registration of their shares of Common Stock, including shares issued upon conversion of the Warrants, under the Securities Act of 1933, as amended.

The foregoing descriptions of the Voting Agreement and the Shareholders Agreement are intended to be summaries and are qualified in their entirety to the full text of these agreements, which are included with this filing as Exhibits 3 and 4, respectively.

B. Plans of Reporting Persons

In the exercise of their fiduciary duties to their clients, the Reporting Persons continue to follow the Company’s financial performance and developments. Representatives of the Reporting Persons have met with the Company’s management from time to time and expect to maintain a continuing dialogue with management regarding, among other things, the Company’s operations, strategic direction, the extent to which it is achieving its current business plan, its capital structure and corporate governance and the Reporting Persons’ expectation that management of the Company will continue to pursue appropriate measures to enhance shareholder value. In addition, the Reporting Persons may from time to time communicate with other persons regarding the Company, including, without limitation, the Board and other shareholders of the Company, including the trustees of the John Q. Sherman Trust and the other parties to the Voting Agreement and the Shareholders Agreement. As a result of the transactions described in this Item 4 pertaining to the Acquisition, the Reporting Persons are expected to engage in ongoing communications with management and the other parties to the Voting Agreement and the Shareholders Agreement with respect to these agreements and the transactions contemplated by these agreements.

The Reporting Persons have monitored and will continue to monitor and assess, among other things, (i) the financial condition, operations, prospects and management of the Company, (ii) the extent to which the Company is achieving its announced business plans including its combination with Workflow, (iii) the value and price of the Common Stock, (iv) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, and (v) other investment considerations. On the basis of such assessments, the Reporting Persons may, at any time and from time to time, subject to any limitations imposed by the Voting Agreement and the Shareholders Agreement while those agreements are in effect, take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) proposing measures which they believe would enhance shareholder value, (ii) seeking representation on, or otherwise influencing the composition of, the Board, (iii) proposing or otherwise seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and its subsidiaries or a sale of a material amount of assets of the Company or of any of its subsidiaries; (iv) proposing or otherwise seeking to effect any other material change in the Company’s business or corporate structure; (v) proposing or otherwise seeking to effect changes in the Company’s articles of incorporation, code of regulations or instruments corresponding thereto, or (vi) taking any action similar to the foregoing. Except with respect to the Acquisition, the Reporting Persons have no present plans or proposals that relate to or would result in any of the foregoing actions.

In addition, the Reporting Persons intend to continue to review their holdings of Common Stock and Class A Stock on a continuing basis in accordance with their fiduciary duties to their clients. The Reporting Persons may from time to time purchase additional shares of Common Stock, or, subject to the provisions of the Shareholders Agreement and the Voting Agreement while those agreements are in effect, dispose of all or a portion of the shares held by them. Any such additional purchases or sales of securities of the Company may be in the open market or in privately negotiated transactions or otherwise. The factors that the Reporting Persons may consider in evaluating their investment position with respect to the Company include the following: (i) the Company’s business and prospects, including its success in integrating the operations of Workflow; (ii) the business strategy and actions of management and the Board to enhance value to the shareholders; (iii) the value of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) market and other limitations on the ability to dispose of the Reporting Persons’ Common Stock; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons. Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Item 5. Interest in Securities of the Issuer.

A. Interests of the Reporting Persons

(a)-(b) The Reporting Persons beneficially own, in the aggregate, 1,033,444 shares of Common Stock, representing 19.7% of the Company’s outstanding shares of Common Stock (based upon a total of 5,232,908 shares of Common Stock stated by the Company to be outstanding as of May 9, 2013, as reported in Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 9, 2013), and 430,603 shares of Class A Stock, representing 45.6% of the Company’s outstanding Class A Stock (based upon a total of 945,000 shares of Class A Stock stated by the Company to be outstanding as of May 9, 2013, as reported in Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 9, 2013). Assuming conversion of all shares of Class A Stock into shares of Common Stock, Bancorp and Fifth Third Bank would own, in the aggregate, 1,464,047 shares of Common Stock, representing 23.7% of the then outstanding shares of Common Stock (including the 945,000 shares of Common Stock issued upon conversion of the Class A Stock).

(i) Bancorp, by virtue of its ownership of Fifth Third Bank, may be deemed to be a beneficial owner of the Common Stock and Class A Stock beneficially owned by Fifth Third Bank. For solely that reason, the shares of Common Stock and Class A Stock beneficially owned by Fifth Third Bank are also being reported as beneficially owned by Bancorp.

(ii) Fifth Third Bank holds an aggregate of 1,033,444 shares of Common Stock and 430,603 shares of Class A Stock. These shares are held as follows:

(A) Fifth Third Bank, as trustee of WCS Testamentary Trust, has sole voting and dispositive power with respect to the shares of Common Stock and Class A Stock held in such trust. The WCS Testamentary Trust holds an aggregate of 519,062 shares of Common Stock and 216,278 shares of Class A Stock.

(B) Fifth Third Bank, as trustee under the WCS Trust, has sole voting and dispositive power with respect to the shares of Common Stock and Class A Stock held in such trust. The WCS Trust holds an aggregate of 514,382 shares of Common Stock and 214,325 shares of Class A Stock.

B. Persons Who May Be Deemed Part of a Group With the Reporting Persons

By entering into the Voting Agreement and the Shareholders Agreement, the Trusts could be deemed to be acting as a “group,” within the meaning of Section 13(d)(3) of the Act, with the John Q. Sherman Trust. The Reporting Persons have been advised by the John Q. Sherman Trust that such trust will be filing its own Schedule 13D with the SEC.

As of August 1, 2013, based on information provided by the John Q. Sherman Trust to the Reporting Persons, the John Q. Sherman Trust held 1,162,098 shares of Common Stock and 503,370 shares of Class A Stock. The John Q. Sherman Trust holds such Common Stock and Class A Stock in separate, equal trusts for John Q. Sherman’s surviving children and the heirs of his deceased children. Each child or heir is a life beneficiary of his or her respective trust. The will of John Q. Sherman requires the trustees of the John Q. Sherman Trust to give each beneficiary who is a child of John Q. Sherman, upon his or her request, a proxy allowing the beneficiary to vote the shares held in his or her respective trust. As a beneficiary, James L. Sherman, a trustee of the John Q. Sherman Trust, has the right, upon his request, to vote the 193,683 shares of Common Stock and 83,895 shares of Class A Stock held in his own trust in the John Q. Sherman Trust, and Mr. Sherman’s sister, Patricia L. Begley, has the right, upon her request, to vote the 193,683 shares of Common Stock and 83,895 shares of Class A Stock held in her own trust in the John Q. Sherman Trust. By virtue of the foregoing, the trustees of the John Q. Sherman Trust (Roy G. Begley, Jr. and James L. Sherman) may be deemed to share voting and investment power for the securities in the trusts.

By entering into the Voting Agreement and the Shareholders Agreement, the Trusts could also be deemed to be acting as a group with the Minority Shareholders under the Shareholders Agreement.

Each of the Reporting Persons disclaims membership in a group with any of the other Reporting Persons, the John Q. Sherman Trust or its trustees, or the Minority Shareholders under the Shareholders Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d) Except for the Reporting Persons and the beneficiaries of the WCS Testamentary Trust and the WCS Trust, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The discussion in Item 4 to this Schedule 13D, including the discussion of the Voting Agreement and the Shareholders Agreement, is incorporated into this Item 6 by reference.

The will of William C. Sherman under which the WCS Testamentary Trust was established (the “WCS Will”) provides as follows with respect to the authority of the trustee of the WCS Testamentary Trust to take action with respect to any stocks or other securities, including shares of the Company, held in the WCS Testamentary Trust:

“[The Trustee(s)] shall have the following powers, duties and directions…

“To consent to the reorganization, consolidation, readjustment of the financial structure, or sale of the assets, of any corporation or other organization, the stocks or securities of which are owned by the Trustees and to take any action with reference to such stocks or securities which, in the opinion of the Trustees, is necessary to obtain the benefit of any such reorganization, consolidation, readjustment or sale; …Provided, nevertheless, that my said Trustees shall exercise the power so granted to them hereunder that any action taken by them with reference to the shares of stock of The Standard Register which I may own at my death, and which become a part of my Trust Estate hereunder, will not be inconsistent with any action taken in connection with similar stock of The Standard Register by the Trustee or Trustees of the Estate of my deceased Brother, John Q. Sherman, or opposed to the best interests of the beneficiaries of either this, my Last Will and Testament, or the beneficiaries of my deceased Brother’s Last Will and Testament.”

Under the foregoing provision of the WCS Will, it is possible that Fifth Third Bank, in its capacity as trustee under the WCS Testamentary Trust, would need to take into account the position of the John Q. Sherman Trust, before voting its shares of Common Stock and Class A Stock in the event the shareholders of the Company are asked to approve a “reorganization, consolidation, readjustment of the financial structure, or sale of the assets” of the Company.

Except as otherwise described in Item 4 above or in this Item 6, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated August 5, 2013

2.	Executive Officers and Directors of the Reporting Persons

3.	Voting Agreement, dated as of August 1, 2013, by and among The Standard Register Company; Silver Point Capital, L.P., as Lenders’ Representative; Fifth Third Bank, as Trustee of the Trust Indenture created by William C. Sherman dated December 29, 1939; Fifth Third Bank, as Trustee of the Testamentary Trust created under Item III(c) of the Last Will and Testament of William C. Sherman, deceased; and certain other Shareholders named therein

4.	Shareholders Agreement, dated as of August 1, 2013, by and among The Standard Register Company; Silver Point Capital, L.P., as the Minority Shareholder Representative; the Minority Shareholders named therein; Fifth Third Bank, as Trustee of the Trust Indenture created by William C. Sherman dated December 29, 1939; Fifth Third Bank, as Trustee of the Testamentary Trust created under Item III(c) of the Last Will and Testament of William C. Sherman, deceased; and certain other Majority Shareholders named therein

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013	FIFTH THIRD BANCORP

/s/ James R. Hubbard
By: James R. Hubbard
Title: Senior Vice President and Chief Legal Officer

FIFTH THIRD BANK

/s/ James R. Hubbard
By: James R. Hubbard
Title: Senior Vice President and Chief Legal Officer